PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – March 29, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that the board of directors of each of Banro and Banro Group (Barbados) Limited has authorized and declared, in respect of the September 30, 2015 Dividend Payment Date, a dividend payable of US$0.71 per Banro Series A Share and Barbados Preferred Share (such dividends referred to herein as the “Subject Accrued Dividends”).

The Subject Accrued Dividends are payable to holders of record of Banro Series A Shares and Barbados Preferred Shares on April 5, 2016 and will be paid on April 13, 2016.

In accordance with the requirements of the articles of Banro and Banro Group (Barbados) Limited, Banro hereby notifies holders of Banro Series A Shares and holders of Barbados Preferred Shares of the following information necessary to calculate the amount of the Subject Accrued Dividends. Defined terms used in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited.

  The simple average of the Reference Gold Price during the three-month period ending on June 30, 2015 is US$1,192.
  The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.
  There were no dividends accrued and unpaid on the Banro Series A Shares or the Barbados Preferred Shares immediately prior to September 30, 2015.
  The Monthly Production Level for the second quarter of 2015 was 14,950 ounces of gold per month, such that the Annual Dividend Yield in respect of the September 30, 2015 Dividend Payment Date is 13.5%.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com